

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 14, 2006

Via U.S. Mail and Fax (419-252-5564)
Mr. Steven M. Cavanaugh
Chief Financial Officer
Manor Care, Inc.
333 N. Summit Street
Toledo, OH 43604-2617

> **RE:** **Manor Care, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 3, 2006**
>
> **Form 10-Q for the quarterly period ended March 31, 2006**
>
> **File No. 1-10858**

Dear Mr. Cavanaugh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Selected Financial Data, page 19

1. Please revise to comply with Item 301(2) of Regulation S-K and briefly describe or cross-reference to a discussion thereof, factors that materially affect comparability of the information reflected in selected financial data.

Critical Accounting Policies

Receivable and Revenue Recognition, page 24

2. Please tell us and disclose in more detail why it is appropriate to record your $34.1 Medicare repayment as a receivable.

Impairment of Property and Equipment and Intangible Assets, page 24

3. Please provide additional disclosure for your estimates and procedures related to your goodwill impairment testing under SFAS No. 142.

General and Professional Liability, page 25

4. We note that you utilize an independent actuary to assist in the determination of your general and professional liability. While you are not required to make reference to this independent actuary, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent actuary, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004, page 26

5. Please define the term provider assessment and disclose in detail why they impact both your revenue and operating expenses. Tell us and disclose why there is no discussion of provider assessments in your discussion of the Year Ended December 31, 2004 Compared with Year Ended December 31, 2003. Further, explain how you account for provider assessments here and in the footnotes to your financial statements.

Capital Resources and Liquidity, page 34

6. We note on page 16 that you lease space for your corporate headquarters under a synthetic lease, and you consider it an off-balance sheet obligation. Please revise

your disclosure in future filings to comply with Item 303(4) of Regulation S-K. Further, disclose your accounting for your synthetic lease in the footnotes to your financial statements.

Note 1. Accounting Policies

Goodwill, page 47

7. Tell us how you determined $55.9 million in your goodwill is attributed to your Other segment. Further, tell us and disclose the number of reporting units you have related to your goodwill impairment testing under SFAS No. 142 and how you have allocated your goodwill to those reporting units.

Stock-based Compensation, page 50

8. Tell us and disclose why the vesting acceleration of prior-year stock option awards did not affect your current year compensation expense. Tell us the accounting literature you used in making your determination.

Note 6. Debt, page 55

9. Tell us and disclose more details related to your convertible note hedge and warrant option transactions related to your Convertible Senior Notes due 2035. Specifically, disclose how these transactions effectively increase the conversion price to $59.66 per share. Further, disclose why the net cost of $53.8 million was included in shareholders equity, along with the offsetting tax benefit of the hedge of $29.3 million.

10. We note the holders of your 2023 Notes could convert their notes at December 31, 2005 because your stock price exceeded the required average price. Tell us in more detail why you have classified these notes as long-term because of your ability to redeem the notes using your revolving credit facility.

Note 10. Commitments/Contingencies, page 62

11. We note you can not quantify with precision the potential liability exposure for environmental claims and litigation, however you have a liability recorded in the amount $4.8 million at December 31, 2005. Citing the appropriate accounting literature, tell us how you determined the amount of your accrued liability and why management believes that amount is adequate. If $4.8 million is the lower end of your range of loss, tell us and disclose so in accordance with paragraph 9 of SFAS 5. Further, we note your reference to outside advisors who assisted in your current assessment of the liability. While you are not required to make

reference to these outside advisors, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the outside advisors, you should revise to provide disclosures that explain the method and assumptions used by management to determine the liability. Revise to comply with this comment in future filings.

Item 9A. Controls and Procedures, page 74

12. We note your disclosure that "[t]here were no significant changes in our internal controls over financial reporting in the fourth quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K, which became effective on August 14, 2003. Further, in future filings, please comply with Item 308(c) of Regulation S-K. See also Section II.J. of Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm#iij.

Form 10-Q for the quarterly period ended March 31, 2006

13. Please comply with all of the above comments as applicable.

Note 1 – Accounting policies

Goodwill, page 6

14. Tell us about the acquisition where you allocated $10, 632 to goodwill. Provide the disclosures required by SFAS 141.

Note 2 – Asset Impairment, page 7

15. Please tell us and disclose in more detail what assets specifically were impaired and the methodology used to determine the amount of your impairment. Also, tell us what you mean by the transcription business is not included in our reportable segments.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director